EXHIBIT 99.1

Ero Copper Achieves Record Full-Year Copper and Gold Production and Provides 2023 Guidance

VANCOUVER, British Columbia, Jan. 18, 2023 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce its fourth quarter and full-year 2022 production results and provide 2023 production, cost and capital expenditure guidance. The Company expects to provide an updated 5-year outlook in Q1 2023 upon completion of ongoing Project Honeypot optimization work at the Caraíba Operations to reflect newly identified mineralization and ongoing development and sequencing efforts.

HIGHLIGHTS

Caraíba Production Record Achieved

  The Caraíba Operations produced 46,371 tonnes of copper in concentrate for 2022, surpassing the high-end of full-year guidance of 43,000 to 46,000 tonnes.

  Record full-year production was driven by a strong fourth quarter totaling 12,664 tonnes of copper in concentrate. Production results continued to benefit from the addition of high-grade Project Honeypot stopes during the fourth quarter.

Xavantina Delivers Record Quarterly and Full-Year Gold Production

  The Xavantina Operations achieved record production of 42,669 ounces of gold for 2022, above the high-end of guidance of 39,000 to 42,000 ounces.

  Record fourth quarter production of 11,786 ounces of gold was driven by higher processed gold grades of 10.17 grams per tonne ("gpt"), an approximate 20% quarter-on-quarter increase in processed grades.

2023 Production, Cost and Capital Expenditure Guidance

  The Caraíba Operations are expected to produce 44,000 to 47,000 tonnes of copper in concentrate during 2023 at an average C1 cash cost between $1.40 and $1.60 per pound of copper produced. Primary assumptions, deemed prudent and conservative for planning purposes, account for an increase of approximately $0.30 to $0.40 per pound of copper produced compared to prior projections for 2023.

    Full-year cost guidance assumes 100% of copper concentrate is sold to the export market. The Company will continue to review sales channel allocations throughout the year as its domestic customer progresses through a financial restructuring that commenced in Q4 2022. A resumption of domestic sales has the potential to lower concentrate sales costs.

    Despite observed moderation in the pricing of key consumables, these inputs have been assumed to remain at elevated Q4 2022 pricing levels for the duration of 2023 in forecasting operating and capital costs.
  2023 gold production at the Xavantina Operations is expected to be 50,000 to 53,000 ounces at average C1 cash costs between $475 to $575 per ounce of gold produced and all-in sustaining costs ("AISC") between $725 and $825 per ounce of gold produced assuming key consumables remain at elevated Q4 2022 levels for the duration of 2023.
  Capital expenditures, including consolidated exploration programs, are expected to total $342 to $389 million in 2023. This total includes:

    $150 to $165 million for the construction of the Tucumã Project;

    $80 to $90 million to deliver projects under the Company's Pilar 3.0 initiative, including the Caraíba mill expansion and construction of the new external shaft at the Pilar Mine; and,

    $31 to $40 million in consolidated exploration expenditure, which includes a significant allocation of drilling to the Company's ongoing Caraíba nickel exploration program.

Company Protects Floor Price of $3.50 per pound of Copper for 2023

  Subsequent to year-end, the Company entered into a zero-cost collar program on 3,000 tonnes of copper per month for February through December of 2023. The collars establish a floor price at $3.50 per pound of copper on total hedged volumes of 33,000 tonnes of copper, representing approximately 75% of full-year production volumes. The program protects a meaningful portion of the Company's revenue at the Company's 2023 budget copper price which was used for capital, cash flow and liquidity planning purposes, while providing upside to increases in the copper price up to a cap of $4.76 per pound - within 5% of the all-time high copper price. The hedge contracts are financially settled on a monthly basis.

Commenting on the production results and 2023 guidance, David Strang, Chief Executive Officer, said, "Our operations delivered on our elevated expectations for the fourth quarter and full-year, buoyed by strong copper and gold grades across our operations. Recent efforts to incorporate Project Honeypot into Caraíba's life-of-mine production plan, which was announced in November 2022, allowed us to demonstrably improve our fourth quarter copper grade profile and production results, contributing to record copper production for 2022. At our Xavantina Operations, we achieved both record quarterly and full-year production results with increases in gold production driven by higher processed tonnes and grades.

"For 2023, we are expecting another solid year of operational performance and the continued execution of our growth projects, including the construction of the Tucumã Project, the construction of the new external shaft at the Pilar Mine and the completion of our mill expansion at the Caraíba Operations. Our primary objective on the exploration side of our portfolio this year is to make significant advances in our ongoing nickel exploration program, which we hope will lead to several additional discoveries this year.

"Our guidance for 2023 reflects several benefits from the integration of Project Honeypot, which includes allowing the delivery date of our new external shaft to be deferred by approximately nine months without impact to the Caraíba Operations' expected production volumes. Despite significant inflationary headwinds, the decision to defer project handover has allowed us to maintain capital expenditure guidance for 2023 in-line with prior estimates. This visibility on the majority of our capital expenditure outlay to project completion, combined with our recently executed hedge program, has positioned our Company for another great year."

FOURTH QUARTER AND FULL-YEAR 2022 PRODUCTION RESULTS

  At the Caraíba Operations, approximately 2.9 million tonnes of ore grading 1.76% copper was processed in 2022, resulting in 46,371 tonnes of copper in concentrate produced after average metallurgical recoveries of 91.9%.

    Fourth quarter mill throughput of 745,850 tonnes of ore grading 1.84% copper resulting in 12,664 tonnes of copper in concentrate produced after average metallurgical recoveries of 92.3%.

  At the Xavantina Operations, 189,743 tonnes of ore grading 7.61 gpt gold was processed during the year, resulting in 42,669 ounces of gold and 27,885 ounces of silver produced as a by-product after average metallurgical recoveries of 91.9%.

    Fourth quarter mill throughput of 39,715 tonnes of ore grading 10.17 gpt gold resulting in 11,786 ounces of gold and 7,507 ounces of silver produced as a by- product after average metallurgical recoveries of 90.7%.

2023 PRODUCTION GUIDANCE

The Company expects to produce 44,000 to 47,000 tonnes of copper in concentrate at the Caraíba Operations in 2023 based on total ore processed of approximately 3.3 million tonnes, average processed copper grades of approximately 1.50% and an average metallurgical recovery of 91.5%. Processed totals are expected to be comprised of:

  1.9 million tonnes grading 1.60% copper from the Pilar Mine;
  850,000 tonnes grading 1.75% copper from the Vermelhos Mine; and,
  550,000 tonnes grading 0.70% copper from the Surubim Mine.

For the full year, copper production is expected to be slightly weighted towards H2 2023 due to higher mill throughput levels at the end of the year following the completion of the Caraíba mill expansion, expected in Q4 2023. Copper production in Q1 2023 is expected to be the lowest of the year driven by planned stope sequencing.

At the Xavantina Operations, the Company expects to produce 50,000 to 53,000 ounces of gold based on total ore processed of approximately 175,000 tonnes, average gold grades of approximately 10.00 gpt and average metallurgical recoveries of 92.0%. Gold production is also expected to be lowest in Q1 2023 with full-year gold production expected to be slightly weighted towards H2 2023 due to higher mill throughput levels following the expected commencement of production from the Matinha vein during H2 2023.

	2022 Guidance	2022 Results	2023 Guidance
Caraíba Operations
Tonnes Processed	3,000,000	2,864,230	3,300,000
Copper Grade (%)	1.60	1.76	1.50
Copper Recovery (%)	92.5	91.9	91.5
Copper Production (tonnes)	43,000 - 46,000	46,371	44,000 - 47,000

Xavantina Operations
Tonnes Processed	168,000	189,743	175,000
Gold Grade (gpt)	8.00	7.61	10.00
Gold Recovery (%)	93.0	91.9	92.0
Gold Production (ounces)	39,000 - 42,000	42,669	50,000 - 53,000
Silver Production (ounces)	n/a	27,885	n/a

Note: Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR and EDGAR filings, including the recent Annual Information Form for the year ended December 31, 2021 and dated March 11, 2022 (the "AIF"), for complete risk factors.

2023 COST GUIDANCE

The Company's 2023 C1 cash cost guidance range for the Caraíba Operations of $1.40 to $1.60 per pound of copper produced reflects (i) sales allocation of 100% of copper concentrate produced to the international market and (ii) elevated consumable cost input assumptions reflecting Q4 2022 consumable pricing. The Company will continue to review sales channel allocations throughout the year as its domestic customer progresses through a financial restructuring that commenced in Q4 2022. A resumption of domestic sales has the potential to lower concentrate sales costs.

At the Xavantina Operations, the Company's C1 cash cost guidance range of $475 to $575 per ounce of gold produced reflects the impact of significantly higher anticipated mined and processed gold grades compared to 2022, partially offset by elevated consumable cost assumptions, which also reflect Q4 2022 consumable pricing. The Company's AISC guidance range for 2023 is $725 to $825 per ounce of gold produced.

The 2023 cost guidance assumes a USD:BRL foreign exchange rate of 5.30, a gold price of $1,725 per ounce, and a silver price of $20.00 per ounce.

	2022 Guidance (Revised)	2023 Guidance
Copper C1 Cash Cost ($/lb)	$1.20 - $1.35	$1.40 - $1.60
Gold C1 Cash Cost ($/oz)	$600 - $700	$475 - $575
Gold All-In Sustaining Cost ($/oz)	$1,000 - $1,100	$725 - $825

Note: C1 Cash Costs and AISC are non-IFRS measures. Please see the Notes section of this press release for additional information.

2023 CAPITAL EXPENDITURE GUIDANCE

Forecasted capital expenditures for 2023 include meaningful investments in growth projects that are, collectively, over the next two years, expected to double the Company's copper production relative to 2022 production results as well as further increase gold production at the Xavantina Operations. The Company's planned exploration capital in 2023 will continue to focus on supporting its Pilar 3.0 and NX60 growth initiatives as well as fund the Caraíba Operations' dedicated nickel exploration program.

The 2023 capital expenditure guidance assumes a USD:BRL foreign exchange rate of 5.30. Capital expenditure guidance has been presented below in USD millions.

	2022 Guidance (Revised)	2023 Guidance
Caraíba Operations
Growth	$95 - $110	$80 - $90
Sustaining	$85 - $95	$65 - $75
Exploration	$25 - $30	$22 - $27
Total	$205 - $235	$167 - $192

Tucumã Project
Growth	$70 - $80	$150 - $165
Sustaining	–	–
Exploration	$5 - $6	$0 - $1
Total	$75 - $86	$150 - $166

Xavantina Operations
Growth	$2 - $4	$4 - $5
Sustaining	$16 - $18	$12 - $14
Exploration	$10 - $11	$6 - $7
Total	$28 - $33	$22 - $26

Other Exploration Projects	–	$3 - $5

Total
Growth	$167 - $194	$234 - $260
Sustaining	$101 - $113	$77 - $89
Exploration	$40 - $47	$31 - $40
Total	$308 - $354	$342 - $389

NOTES

Alternative Performance (Non-IFRS) Measures

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), realized gold price (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its copper mining segment and is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs includes total cost of production, transportation, treatment and refining charges, and certain tax credits relating to sales invoiced to the Company's Brazilian customer on sales, net of by-product credits and incentive payments. C1 cash cost of copper produced per pound is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. C1 cash cost of gold produced per ounce is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

AISC of gold produced (per ounce) is an extension of C1 cash cost of gold produced (per ounce) discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. AISC of gold produced (per ounce) is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. AISC of gold produced (per ounce) is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

ABOUT ERO COPPER CORP

Ero Copper Corp is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. which owns the Xavantina Operations (formerly known as the NX Gold Mine), namely comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company's expected production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Project and the Xavantina Operations; the significance of any particular exploration program or result and the Company’s expectations for current and future exploration plans including, but not limited to, Caraíba's dedicated nickel exploration program; the efficacy of the Company's copper collar hedge program; estimated completion dates for certain milestones, including construction of the Tucumã Project, and completion of the projects that comprise the Pilar 3.0 initiative, including the Caraíba mill expansion and construction of the new external shaft to access the Deepening Extension Zone; the ability of the Company to realize benefits associated with Project Honeypot; the ability of the Company to sell future copper concentrate production to its domestic customer; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company's AIF under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involves statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and are classified in accordance with CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.